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TABLE OF CONTENTS PROSPECTUS SUPPLEMENT

Prospectus Supplement (to the Prospectus dated July 14, 2006)	FILE PURSUANT TO RULE 424(b)(3) REGISTRATION NO. 333-122935

400 Units of Limited Partner Interests and
1,600 Units of Additional General Partner Interests

Offering Price: $25,000 per unit	Minimum Purchase: $10,000 (2/5 unit)

        Reef Global Energy VIII, L.P. is a limited partnership to be formed to drill and own interests in oil and natural gas properties located primarily in the United States and in U.S. waters in the Gulf of Mexico. The partnership intends to enter into agreements with major or independent oil and gas companies to drill and own interests in oil and natural gas properties. The partnership also may drill and own interests without such strategic partners. The primary purposes of the partnership will be to generate revenue from the production of oil and gas, distribute cash to the partners, and provide tax benefits. We are Reef Oil & Gas Partners, L.P. and we will be the managing general partner of the partnership. This partnership is the third to be offered in a series of partnerships to be formed by us comprising a program called Reef Global Energy Ventures II.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        These securities are speculative and involve a high degree of risk. Before buying units, you should consider carefully the risk factors beginning on page S-5 in this prospectus supplement, which include, but are not limited to:

      •    Because we have not selected any prospects for this partnership, you may not be able to evaluate the partnership's prospects before making your investment decision    •    Additional general partners have unlimited liability for partnership obligations    •    Cash distributions are not guaranteed    •    The intangible drilling costs for the partnership's wells may not qualify for tax deductions in 2006    •    Your ability to resell your units is limited due to the lack of a public market and restrictions contained in the partnership agreement    •    Our affiliates and we may have conflicts of interest with you and the partnership    •    The partnership agreement prohibits your participation in the partnership's business decisions     •    Oil and natural gas investments are highly risky    •    Drilling exploratory wells is riskier than drilling developmental wells    •    Prices of oil and natural gas are unstable

	Per Unit	Minimum Offering (40 Units)	Maximum Offering (2,000 Units)
Offering Price	$25,000	$1,000,000	$50,000,000
Organization and Offering Costs, excluding Commissions	500	20,000	1,000,000
Commissions	2,250	90,000	4,500,000

Proceeds, before Expenses, to the Partnerships	$22,250	$890,000	$44,500,000

        Reef Securities, Inc. is the dealer manager for this offering. The dealer manager and soliciting dealers are offering the units on a "best efforts minimum/maximum" basis. The dealer manager and soliciting dealers must sell the minimum number of units in the partnership (40) in order for the partnership to be formed. The dealer manager and soliciting dealers are required to use only their best efforts to sell the units offered in the partnership.

July 14, 2006

IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This prospectus supplement describes the specific terms of the units we are offering in Reef Global Energy VIII, L.P. The base prospectus gives more general information regarding Reef Global Energy Ventures II, some of which may not apply to the units we are offering by this prospectus supplement.

        If the description of the units varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement or in the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not offering to sell the units in any state where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date later than July 14, 2006.

        We include cross references in this prospectus supplement to captions in the prospectus and this prospectus supplement where you can find further related information. The following table of contents tells you where to find these captions.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

Page
PROSPECTUS SUMMARY	1
About the Program	1
Investment Objectives	1
Terms of the Offering	3
Our Compensation	5
Participation in Distributions, Profits, Losses, Costs and Revenues	5
Use of Proceeds	5
Material Federal Income Tax Consequences; Opinion of Counsel	6
RISK FACTORS	7
Special Risks of the Partnerships	7
We will manage and control the partnerships' business. Third parties may manage and control the prospects	7
Because we have not yet identified or selected any prospects, you may not be able to evaluate a partnership's prospects before making your investment decision	7
Additional general partners have unlimited liability for partnership obligations	7
There is no guarantee of a return of your investment or any specific rate of return on your investment in a partnership	8

i

Cash distributions are not guaranteed	8
Our prior history demonstrates that partnership returns will be affected in the event of dry holes or unproductive wells	8
The Partnerships have limited external sources of funds, which could result in a shortage of working capital	9
Your ability to resell your units is limited due to the lack of a public market and restrictions contained in the partnership agreement	9
Our affiliates and we may have conflicts of interest with you and the partnership	10
Our legal counsel is also legal counsel to RSI and each partnership we sponsor	10
RSI has been the subject of disciplinary proceedings	10
A substantial percentage of our revenues have been derived from two oil and gas marketers	11
Our affiliates and we have sponsored ventures in the past that have produced dry holes and abandoned wells	11
Compensation payable to us will affect distributions	11
A lengthy offering period may result in delays in the investment of your subscription and any cash distributions from the partnership to you	11
Your subscription for units is irrevocable	12
A partnership's ability to diversify risks depends upon the number of units issued and the availability of suitable prospects	12
Drilling prospects in one area may increase a partnership's risk	12
Lack of drilling rig availability may result in delays in drilling on partnership prospects	12
If a partnership acquires prospects outside the United States, it will be subject to certain risks of international operations	12
A partnership may become liable for joint activities of other working interest owners	13
Other partnerships we sponsor will compete with these partnerships for prospects, equipment, contractors, and personnel	13
Our past experience is not indicative of the results of these partnerships	13
Because investors bear the partnerships' acquisition, drilling and development costs, they bear most of the risk of non-productive operations	13
The partnership agreement prohibits your participation in the partnerships' business decisions	13
The partnership agreement limits our liability to you and the partnership and requires the partnership to indemnify us against certain losses	14
Because we will act as general partner of several partnerships, other commitments may adversely affect our financial condition	14
You should not rely on the financial status of other additional general partners as a limitation on your liability	14
Our obligations to purchase your units pursuant to the unit purchase program are limited and do not assure the liquidity of your investment	14
Lack of an independent underwriter may reduce the due diligence investigation conducted on the partnerships and us	15
Risks of Oil and Natural Gas Investments	15
Oil and natural gas investments are highly risky	15
Drilling exploratory wells is riskier than drilling developmental wells	15
A partnership may be required to pay delay rentals to hold drilling prospects, which may deplete partnership capital	15
Prices of oil and natural gas are unstable	15
Increases in drilling costs over recent periods may impact the profitability of each partnership's wells and the number of wells a partnership may drill	16
Competition, market conditions and government regulation may adversely affect the partnerships	16
Environmental hazards and liabilities may adversely affect the partnerships and result in liability for the additional general partners	16
A partnership may incur liability for liens against its subcontractors	16

Shut-in wells and delays in production may adversely affect partnership operations	16
The production and producing life of partnership wells is uncertain. Production will decline	16
Delays in the transfer of title to a partnership could place the partnership at risk	17
Extreme weather conditions may adversely affect drilling and production operations and distributions	17
Our dependence on third parties for the processing and transportation of oil and gas may adversely affect a partnership's revenues and distributions	17
Tax Risks	17
Tax treatment may change	17
We cannot assure that intangible drilling costs will be incurred and deductible by investors in the year a partnership is formed	17
Tax treatment depends upon partnership classification	17
Tax liabilities may exceed cash distributions	18
Tax treatment will differ for additional general partners and limited partners	18
Audits of the partnership's tax returns could result in increased taxes due by the partners or audits of partners' individual tax returns	18
A material portion of your subscription proceeds is not currently deductible	18
The IRS could challenge a partnership's deductions for prepayment of drilling costs	18
There are risks associated with partnership borrowings	19
FORWARD-LOOKING STATEMENTS	19
TERMS OF THE OFFERING	20
General	20
Offering Periods	20
Election to Purchase As Limited Partner and/or Additional General Partner	21
Subscriptions for Units; Escrow Account	21
Formation of the Partnerships	22
Types of Units	22
Unit Purchase Program	24
Termination; Waiver	25
Investor Suitability	26
ADDITIONAL FINANCING	29
SOURCES OF FUNDS AND USE OF PROCEEDS	29
Sources of Funds	29
Use of Proceeds	30
Subsequent Sources of Funds	30
PARTICIPATION IN DISTRIBUTIONS, PROFITS, LOSSES, COSTS AND REVENUES	30
Cash Distributions	31
Profits and Losses	31
Revenues	32
Costs	32
Deficit Capital Account Balances	34
Cash Distribution Policy	34
Termination	34
Amendment of Partnership Allocation Provisions	34
OUR COMPENSATION	35
PROPOSED ACTIVITIES	36
Introduction	36
Acquisition and Drilling of Undeveloped Prospects	37
Proposed Drilling Locations	39
Title to Properties	39
Drilling and Completion Phase	40
Production Phase of Operations	40
Insurance	41
COMPETITION, MARKETS AND REGULATION	42

Competition	42
Markets	42
Regulation	43
MANAGEMENT	44
General	44
Reef Oil & Gas Partners, L.P. and Reef Exploration, L.P.	45
Organizational Diagram and Security Ownership of Beneficial Owners	47
Compensation	48
Legal Proceedings	48
CONFLICTS OF INTEREST	48
OUR FIDUCIARY RESPONSIBILITY	52
PRIOR ACTIVITIES	54
MATERIAL FEDERAL INCOME TAX CONSEQUENCES	63
Summary of Conclusions	63
General Tax Effects of Partnership Structure	65
Intangible Drilling and Development Costs Deductions	66
Depletion Deductions	67
Depreciation Deductions	68
Interest Deductions	68
Transaction Fees	68
Basis and At Risk Limitations	69
Passive Loss Limitations	70
Conversion of Interests	71
Alternative Minimum Tax	71
Gain or Loss on Sale of Property or Units	72
Partnership Distributions	72
Partnership Allocations	72
Unrelated Business Taxable Income	73
Marginal Well Tax Credits	73
Reportable Transaction Rules	73
Profit Motive	73
Administrative Matters	74
Accounting Methods and Periods	75
Social Security Benefits; Self-Employment Tax	75
Taxation of Foreign Operations	76
State and Local Taxes	76
Individual Tax Advice Should Be Sought	76
SUMMARY OF PARTNERSHIP AGREEMENT	76
Our Responsibility	76
Liability of General Partners, Including Additional General Partners	77
Liability of Limited Partners	77
Allocations and Distributions	77
Voting Rights	78
Our Retirement and Removal	78
Term and Dissolution	78
Indemnification	79
Reports to Partners	80
Power of Attorney	80
Other Provisions	80
TRANSFERABILITY OF UNITS	81
No Market for the Units	81
Assignment of Units; Substitution	81
PLAN OF DISTRIBUTION	81
Distribution	81

Relationship Between Dealer Manager and Us	82
Compensation	82
Disciplinary Proceedings Regarding the Dealer Manager	83
Indemnification	83
Qualification to Sell	83
Our Purchase of Units	83
SALES LITERATURE	84
LEGAL OPINIONS	84
EXPERTS	84
ADDITIONAL INFORMATION	84
GLOSSARY OF TERMS	86
INDEX TO FINANCIAL STATEMENT	F-1
APPENDIX A—FORM OF LIMITED PARTNERSHIP AGREEMENT	A-1
APPENDIX B—SUBSCRIPTION AGREEMENT	B-1
APPENDIX C—INSTRUCTIONS TO SUBSCRIBERS	C-1
APPENDIX D—TAX OPINION OF BAKER & MCKENZIE LLP	D-1

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PROSPECTUS SUMMARY

        This summary highlights some information contained in this prospectus supplement. It is not complete and may not contain all of the information that is important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, including the risk factors, the financial statements and the notes to the financial statements. You will find definitions of many terms, including those relating to the oil and gas business, in the "GLOSSARY OF TERMS" beginning on page 86 of the accompanying prospectus. References to "we," "our," "us," "Reef" and similar terms refer to Reef Oil & Gas Partners, L.P., the managing general partner of the partnership.

Terms of the Offering

The Partnership	Reef Global Energy VIII, L.P. is a Nevada limited partnership to be formed to drill and own interests in oil and natural gas properties located primarily in the United States and in U.S. waters in the Gulf of Mexico. It is the third of a series of limited partnerships to be formed in an oil and gas drilling program we sponsor called Reef Global Energy Ventures II.

The partnership intends to acquire interests in oil and natural gas properties in which major or independent oil and gas companies also have interests. We believe that these acquisitions will permit the partnership to benefit from exploration, development and exploitation efforts conducted by such companies. The partnership also may drill and own interests in oil and natural gas properties without such strategic partners.
Managing General Partner	Reef Oil & Gas Partners, L.P. (formerly Reef Oil & Gas Partners LLC), a Nevada limited partnership ("Reef")
Securities Offered
We are offering up to $50,000,000 of partnership interests—1,600 units of additional general partner interest ($40,000,000) and 400 units of limited partner interest ($10,000,000). The minimum offering amount in this partnership will be $1,000,000 (40 units). As long as at least 40 units are sold in the partnership, and at least one of such units is a unit of limited partner interest, including units we buy, there is no minimum number of additional general partner or limited partner units that must be sold.
Offering Price	$25,000 per unit
Minimum Investment	$10,000 (2/5 unit)
No Assessments	You are not required to make any capital contributions to the partnership other than payment of the offering price for the units you purchase.
Offering Period
The offering period for the partnership began on the date of this prospectus supplement. We may terminate the offering period for the partnership at any time after the minimum number of units (40) has been subscribed for in the partnership, including units we buy. Unless we elect to terminate the partnership's offering period before the maximum number of units in the partnership has been subscribed for, the offering period for the partnership will terminate on December 31, 2006.

Suitability Standards
Investment in the units is suitable for you only if you do not need liquidity in this investment and can afford to lose all or substantially all of your investment. Your subscription for units will be accepted only if you represent that you meet the suitability standards described in the accompanying prospectus under "TERMS OF THE OFFERING—Investor Suitability."
Unit Purchase Program
During the first calendar quarter of the fifth calendar year following the date the offering for the partnership terminates, and during the first calendar quarter of the following five years, each investor partner (other than our affiliates) may request that we or one of our affiliates purchase the outstanding units of the partnership held by the investor partner. We will not be required to purchase more than 5% of the outstanding units of the partnership in any year. We also will not be required to purchase units if our borrowing capacity is insufficient to make the purchase, if we are precluded by any law, rule, regulation, contract, agreement or other restriction from doing so, or if the purchase might cause the partnership to terminate or be treated as a publicly traded partnership for tax purposes. Furthermore, we will not be obligated to purchase more than $500,000 of units in any given year, in the aggregate, from all partnerships sponsored by us.
Plan of Distribution
Reef Securities, Inc. ("RSI") is the dealer manager for this offering. It will receive a sales commission, payable in cash, equal to 9% of the investor partners' subscriptions. RSI may reallow up to 8% of its commission, in whole or part, to other NASD-licensed broker-dealers engaged to sell units. RSI and the soliciting dealers are required to use only their best efforts to sell the units offered in the partnership. Subscription proceeds for the partnership will be held in a separate interest-bearing escrow account until the minimum number of units in the partnership have been subscribed for, without regard to units our affiliates and we buy, and may be released before the end of the partnership's offering period. If the minimum number of units in the partnership are not subscribed for prior to the termination of the partnership's offering period, the partnership will not be formed, and the escrow agent will promptly return all subscription proceeds from your investment in that partnership to you, with interest.
Conversion of Units
Additional general partners in the partnership may convert their general partner interests into limited partner interests at any time after the first anniversary of the partnership's formation. All additional general partner interests in the partnership will be converted into limited partner interests as soon as practicable after the end of the year in which drilling by the partnership has been completed.
Principal Office
The principal office of the partnership and Reef is located in North Dallas at 1901 N. Central Expressway, Suite 300, Richardson, Texas 75080, and their telephone numbers are (972) 437-6792 and (877) 915-7333.

Our Compensation

        The following table summarizes the compensation to be received by us from the partnership.

Recipient	Form of Compensation	Amount
Managing General Partner	Partnership interest	10% interest
Managing General Partner	Management fee	15% of subscriptions, less organization and offering costs to be paid by us (including commissions) (non-recurring fee)
Managing General Partner	Direct and administrative costs	Reimbursement at cost
Affiliate of the Managing General Partner	Operator's Per-Well Charges	Competitive prices
Managing General Partner and its Affiliates	Payment for equipment, supplies, marketing, and other services	Cost or competitive prices

        Our "partnership interest," as described in the table above, refers only to our interest as managing general partner and does not include the interest we will have as a result of our purchase of any units, nor the 1% interest we will have as the result of our payment of 1% of all lease costs, intangible drilling and development costs, and well completion costs. Direct costs cannot be quantified until the partnership begins conducting business.

Participation in Distributions, Profits, Losses, Costs and Revenues

        Cash distributions, if any, from the partnership will be distributed 89% to the holders of units and 11% to us.

        Partnership profits generally will be allocated 89% to the holders of units and 11% to us, not including any partnership units we purchase. We will buy at least 5% of the units issued by the partnership at the offering price of $25,000 per unit, net of organization and offering costs (including commissions) and our management fee.

        Deductions for organization and offering costs and the management fee will be allocated 100% to the holders of units, except for those units purchased by us. Lease costs, intangible drilling and development costs and completion costs will be allocated 1% to us and 99% to the holders of units. Partnership direct costs, administrative costs and operating costs will be allocated 11% to us and 89% to the holders of units. We will also pay the percentage of partnership costs allocable to the partnership units we buy.

Use of Proceeds

        The partnership must receive minimum subscriptions of $1,000,000 in order to be formed, without regard to units bought by our affiliates and us, and the subscription proceeds for the partnership will not exceed $50,000,000, including units we purchase. Approximately 89% of the proceeds from the aggregate contributions to the capital of the partnership (a minimum of approximately $890,000 and a maximum of approximately $44,500,000) will be applied to acquisition, drilling and completion costs. Of the remaining approximately 11% of the proceeds from the aggregate contributions to partnership capital, 9% (a minimum of $90,000 and a maximum of $4,500,000) will be used to pay sales commissions, and the remainder (a minimum of approximately $20,000 and a maximum of approximately $1,000,000) will pay for other organization and offering costs associated with the formation and sale of the partnership.

        We will receive a management fee in an amount equal to the difference between 15% of the subscriptions by investor partners to the partnership, all commissions payable to the dealer manager and organization and offering costs. This fee will be payable by the partnership in an amount not to exceed $1 million per year until such time as the fee has been paid in its entirety. Although commissions and organization and offering costs will be deducted from the capital contributions of the investor partners, our management fee will instead be paid by the partnership from funds otherwise available for distribution to the partners.

Material Federal Income Tax Consequences; Opinion of Counsel

        We have received an opinion from our counsel, Baker & McKenzie LLP, concerning certain federal income tax considerations applicable to an investment in the partnership. The full text of the opinion is attached as Appendix D to the accompanying prospectus. We encourage you to read the opinion in its entirety and to read the discussion of "MATERIAL FEDERAL INCOME TAX CONSEQUENCES" in the accompanying prospectus for a full understanding of the opinion, including the assumptions made and matters considered by Baker & McKenzie LLP in providing its opinion.

RISK FACTORS

        Investment in the partnership involves a high degree of risk and is suitable only for investors of substantial financial means who have no need for liquidity in their investments. You should consider carefully the following factors, in addition to the other information in this prospectus supplement and the accompanying prospectus, prior to making your investment decision.

  Special Risks of the Partnership

        We will manage and control the partnership's business. Third parties may manage and control the prospects.    We will exclusively manage and control all aspects of the business of the partnership and will make all decisions concerning the business of the partnership. You will not be permitted to take part in the management or in the decision making of the partnership. Third parties may act as the operator of partnership prospects, and in many cases, the partnership may acquire a less than 50% working interest in various oil and natural gas properties. Accordingly, third parties may manage and control the drilling, completion and production operations on the properties.

        Because we have not yet identified or selected any prospects for this partnership, you may not be able to evaluate the partnership's prospects before making your investment decision.    We have not selected any prospects for acquisition by the partnership and may not select prospects for the partnership until after the formation of the partnership. You may not have an opportunity before purchasing units to evaluate geophysical, geological, economic or other information regarding the prospects to be selected. Delays are likely in the investment of proceeds from your subscription because the offering period for the partnership can extend over a number of months, and no prospects will be acquired until after the formation of the partnership. If we select a prospect for acquisition by the partnership during the partnership's offering period, we will file a prospectus supplement describing the prospect and its proposed acquisition. If you subscribe for units prior to any such supplement you will not be permitted to withdraw your subscription as a result of the selection of any prospect.

        Additional general partners have unlimited liability for partnership obligations.    Under Nevada law, the state in which the partnership will be formed, general partners of the partnership have unlimited liability for obligations and liabilities of the partnership. If you purchase units as an additional general partner you will be liable for all obligations and liabilities arising from the partnership's operations if these liabilities exceed both the assets and insurance of the partnership, and our assets and insurance. Even if you convert your general partner interest into a limited partner interest, you will continue to be liable as a general partner for matters that occurred while you owned a general partner interest. Your liability as an additional general partner may exceed the amount of your subscription. Under the partnership agreement, additional general partners are only liable for their proportionate share of a partnership's obligations and liabilities. This agreement will not eliminate your liabilities to third parties in the event you invest as an additional general partner and other additional general partners do not pay their proportionate share of the partnership's obligations and liabilities.

        Also, the partnership will usually own less than 100% of the working interest in a prospect. If a court holds you and the other third-party working interest owners of the prospect liable for the development and operation of the prospect and some of the third-party working interest owners do not pay their proportionate share of the costs and liabilities associated with the prospect, then the partnership and you and the other additional general partners also would be liable for those costs and liabilities.

        As an additional general partner you may become subject to the following:

  •
  contract liability, which is not covered by insurance;

  •
  liability for pollution, abuses of the environment, and other environmental damages such as the release of toxic gas, spills or uncontrollable flows of natural gas, oil or fluids, against which we cannot insure because coverage is not available or against which we may elect not to insure because of high premium costs or other reasons; and

  •
  liability for drilling hazards which result in property damage, personal injury, or death to third-parties in amounts greater than the partnership's insurance coverage. Drilling hazards include but are not limited to well blowouts, fires, and explosions.

        If the partnership's insurance proceeds and assets, our indemnification of you and the other additional general partners, and the liability coverage provided by major subcontractors are not sufficient to satisfy a liability, then we will call for additional funds from you and the other additional general partners to satisfy the liability. Our ability to indemnify you is dependent upon our financial condition.

        There is no guarantee of a return of your investment or any specific rate of return on your investment in the partnership.    You may not recover all of your investment in the partnership, or if you do recover your investment in the partnership, you may not receive a rate of return on your investment that is competitive with other types of investment. You will be able to recover your investment only through the partnership's distributions of the sales proceeds from the production of oil and natural gas from productive wells. The quantity of oil and natural gas in a well, which is referred to as its reserves, decreases over time as the oil and natural gas is produced until the well is no longer economical to operate. All of these distributions to you will be considered a return of capital until you have received 100% of your investment. This means that you are not receiving a return on your investment in the partnership, excluding tax benefits, until your total cash distributions from the partnership exceed 100% of your investment.

        Cash distributions are not guaranteed.    Cash distributions are not guaranteed and will depend on the partnership's future operating performance. See "Participation in Distributions, Profits, Losses, Costs and Revenues—Cash Distribution Policy" in the accompanying prospectus. We will review the accounts of the partnership at least quarterly to determine the cash available for distribution. Distributions will depend primarily on the partnership's cash flow from operations, which will be affected, among other things, by the following:

  •
  the price of oil and natural gas;

  •
  the level of production of the partnership's wells;

  •
  repayment of borrowings;

  •
  cost overruns;

  •
  remedial work to improve a well's producing capability;

  •
  direct costs and general and administrative expenses of the partnership;

  •
  payment of our management fee;

  •
  reserves, including a reserve for the estimated costs of eventually plugging and abandoning the wells; and

  •
  the indemnification of us and our affiliates by the partnership for losses or liabilities incurred in connection with the partnership's activities.

        Partnership income will be taxable to the additional general and limited partners in the year earned, even if cash is not distributed. See "—Risks of Oil and Natural Gas Investments" and "Participation in Distributions, Profits, Losses, Costs and Revenues—Cash Distribution Policy" and "Our Compensation" in the accompanying prospectus.

        Our prior history demonstrates that partnership returns will be affected in the event of dry holes or unproductive wells.    During the period from January 1996 through April 30, 2006, OREI, Inc. ("OREI") and Reef have sponsored eighteen multiple-well drilling partnerships, of which eleven were private partnerships and seven were publicly-held limited partnerships. Of the eleven private oil and gas drilling partners, two of them, Reef—Savoie-Fontenot, L.P. and Reef—Bell-City #1, L.P., have made distribution to participants in excess of original capital contributed by participants as of April 30, 2006. Three of the private oil and gas drilling partnerships formed during that period had wells which were ultimately sold or plugged and abandoned at a substantial loss of the participants' capital contributions. Six of the multiple-well private partnerships have wells that are currently drilling or in the completion process. Three of these six funds have drilled at least one unsuccessful well. There is no guarantee that the partnership will achieve payout. See "Prior Activities—Table One" in this prospectus.

        With respect to the seven publicly-held limited partnerships engaged in oil and gas operations, one was formed in 2002, one in 2003, three in 2004 and two in 2005. As of the date of this prospectus supplement, these limited partnerships have not produced revenues in excess of the partners' capital contributions. There is no guarantee that any partnership will achieve payout. See "Prior Activities—Table One."

        The partnership has limited external sources of funds, which could result in a shortage of working capital.    The partnership intends to utilize substantially all available capital from this offering for the acquisition of drilling prospects and the drilling and completion of wells on those prospects. The partnership will have only nominal funds available for partnership purposes until there are revenues from partnership operations. Any future requirement for additional funding will have to come, if at all, from the partnership's revenues, the sale of partnership properties or interests therein, or from borrowings.

        Occasions may arise in which the partnership will need to raise additional funds in order to finance costs of:

  •
  drilling and completing wells; and

  •
  providing necessary production equipment and facilities to service productive oil and natural gas wells and plugging and abandoning non-productive wells.

        Additional operations requiring funding may include the acquisition of additional oil and gas leases and the drilling, completing and equipping of additional wells to further develop partnership prospects or to purchase additional prospects. The partnership agreement provides that outstanding partnership borrowings may not at any time exceed 25% of the partnership's aggregate capital contributions without the consent of the investor partners. Furthermore, the partnership may borrow funds only if the lender agrees that it will have no recourse against individual investor partners. If the above-described methods of financing should prove insufficient to maintain the desired level of partnership operations, such operations could be continued through farmout arrangements with third parties, including us and/or our affiliates. These farmouts could result in the partnership giving up a substantial interest in oil and gas properties it has developed. We cannot assure you that partnership operations will be sufficient to provide the partnership with necessary additional funding or that the partnership will be able to borrow funds from third parties on commercially reasonable terms or at all.

        Your ability to resell your units is limited due to the lack of a public market and restrictions contained in the partnership agreement.    You may not be able to sell your partnership interests. No public market for the units exists or is likely to develop. Your ability to resell your units also is restricted by the partnership agreement. The partnership itself may continue in existence for thirty years from its formation, unless earlier terminated. Although additional general partners and limited partners may under certain circumstances require us or an affiliate that we have designated to purchase their interest, this obligation is limited and does not assure the liquidity of your investment. See "Terms of the Offering—Unit Purchase Program" and "Transferability of Units" in the accompanying prospectus.

        Our affiliates and we may have conflicts of interest with you and the partnership.    The continued active participation by our affiliates and us in oil and gas activities individually, and on behalf of other partnerships organized or to be organized by us, and the manner in which partnership revenues are allocated, create conflicts of interest with the partnership. Our affiliates and we have interests that inherently conflict with those of the unaffiliated partners, including the following:

  •
  Our affiliates and we manage other oil and natural gas drilling programs. We will owe a duty of good faith to each of the partnerships that we manage. Actions taken with regard to other partnerships may not be advantageous to this partnership.

  •
  We decide which prospects the partnership will acquire. We could benefit, as a result of cost savings or reduction of risk, for instance, by assigning or not assigning particular prospects to the partnership.

  •
  One of our affiliates may act as operator on some partnership wells for which it will be compensated (at rates competitive with the rates charged by unaffiliated persons for similar services). Our affiliate could have an incentive to operate wells that were no longer economical to the partnership, in order to continue to receive operating fees.

  •
  The percentage of revenues we receive is greater than the percentage of costs we pay. As a result, there may be a conflict of interest concerning which wells will be drilled based on the wells' risk and profit potential.

  •
  We serve as the tax matters partner for the partnership. If we represent the partnership before the Internal Revenue Service ("IRS"), potential conflicts may include whether or not we should expend partnership funds to contest a proposed adjustment by the IRS, if any, and the amount of your deduction for intangible drilling costs.

  •
  The terms of any acquisitions of producing properties we may purchase from the partnership.

  •
  Our purchase of units in a partnership and/or the purchase of units by one or more of our affiliates for a reduced price could dilute any voting rights you may have regarding the partnership.

        There can be no assurance that any transaction with us will be on terms as favorable as could have been negotiated with unaffiliated third parties.

        Our legal counsel is also legal counsel to RSI and each partnership we sponsor.    Baker & McKenzie LLP serves as legal counsel to us, each of the partnerships we sponsor, our affiliate OREI, each of the partnerships OREI sponsors, our affiliate Reef Exploration, L.P. ("RELP"), and RSI. Because our affiliates have the same legal counsel as we have, there may be conflicts of interest inherent in our legal representation.

        RSI has been the subject of disciplinary proceedings.    RSI has been the subject of three proceedings brought by state securities agencies (Texas in 1995, Illinois in 1996 and Wisconsin in 2004), alleging that certain general partnerships sold by it, which RSI maintains were not securities under either federal or state law, were securities requiring registration under such states' laws. In two of these cases, (Texas and Illinois), RSI settled the cases, without admitting or denying the factual allegations of the relevant state securities administrators, and consented to settlements (in Texas a $15,000 payment and a 180-day probation, and in Illinois, a $10,000 payment and withdrawal of broker dealer registration, which has subsequently been reinstated). With respect to the Wisconsin matter, Wisconsin dismissed the proceeding and vacated the order issued by it. Also in 2004, RSI was fined $3,750 by New Hampshire for failure to timely file documentation regarding a corporate name change effected by RSI in 2003.

        In addition, RSI was censured in 1995 by NASD and fined $2,500 for failure to maintain certain minimal net capital. In 2000, the NASD fined RSI $5,000 for failure to maintain a specific written policy regarding the NASD's continuing education policy, and in 2004 for failure to maintain specific written policies regarding NASD's anti-money laundering policy and continuing education policy, for which RSI paid a fine of $17,500 without admitting or denying any of NASD's factual allegations.

        If RSI were to become involved in future disciplinary proceedings, its ability to sell the units could be limited. This could result in the partnership being formed with less offering proceeds than if the dealer manager's sales activities were not limited by such proceedings. The partnership subscribed at the minimum level would be able to participate in fewer prospects, which would increase the risk to the partners. As partnership size increases, the diversification of the partnership will increase because the partnership can drill or obtain interests in multiple prospects.

        A substantial percentage of our revenues have been derived from two oil and gas marketers.    We sell oil and natural gas on credit terms to refiners, pipelines, marketers, and other users of petroleum commodities. Revenues are received directly from these parties or, in certain circumstances, are paid to the operator of the property who disburses to us our percentage share of the revenues. During the year ended December 31, 2005, two marketers accounted for approximately 74% of our oil and gas revenues. Despite the competitive nature of the market for oil and natural gas, the loss of any particular purchaser could have a material adverse impact on the partnership or us by affecting prices, delaying sales of production or increasing costs. Moreover, our reliance upon a small number of marketers to purchase our oil and natural gas poses a credit risk in the event one or more of such marketers should fail to pay in a timely manner or at all. In such event, the amount of distributions available to the investor partners could be substantially diminished, even if the partnership's properties are successfully producing.

        Our affiliates and we have sponsored ventures in the past that have produced dry holes and abandoned wells.    Reef and our affiliate, OREI, have sponsored 58 ventures from 1996 to the present. Among these ventures, (i) eight were dedicated almost exclusively to the purchase of interests in already producing reserves, (ii) one was dedicated primarily to the purchase of interests in already producing reserves but has the ability to use up to 20% of capital raised for development purposes, and (iii) one were dedicated to both the purchase of interests in producing wells and the use of up to 50% of capital raised for development of proven reserves. We refer to the programs described in clauses (i) and (ii) of the preceding sentence as "income fund" ventures and to the programs described in (iii) as an "income and development fund" venture. We have also sponsored forty-eight drilling ventures since 1996. Together, these ventures have drilled 89 wells (76 by drilling ventures and 13 by income fund and income and development fund ventures). Of the wells drilled by Reef and its affiliates' ventures, 38 were exploratory wells and 51 were developmental. Thirty-four of these wells were dry holes, and four wells were completed but were non-commercial. Of the 51 wells that were commercial, 34 are still owned by Reef or its affiliates' ventures and producing, three are awaiting connection to the pipeline, five have been plugged and abandoned, seven have been sold and two are currently shut-in. Using this data, approximately 57.3% of the wells drilled by these ventures were completed as commercially producing and 42.7% were dry holes (including the four wells that were completed but failed to become commercial producers). Approximately 5.6% of the wells drilled by our ventures were subsequently abandoned.

        Compensation payable to us will affect distributions.    We will receive compensation from the partnership throughout the life of the partnership. Our affiliates may enter into transactions with the partnership for services, supplies, and equipment and will be entitled to compensation at competitive prices and terms as determined by reference to charges of unaffiliated companies providing similar services, supplies, and equipment. Compensation payments to our affiliates and us will be due regardless of the partnership's profitability and will reduce the amount of cash available to the partnership for distribution to its partners. See "Our Compensation" in the accompanying prospectus.

        A lengthy offering period may result in delays in the investment of your subscription and any cash distributions from the partnership to you.    Because the offering period for the partnership can extend for many months, it is likely that there will be a delay in the investment of your subscription proceeds. This may create a delay in the partnership's cash distributions to you, which will be paid only if there is sufficient cash available. See "Terms of the Offering" for a discussion of the procedures involved in the offering of the units and the formation of the partnership.

        Your subscription for units is irrevocable.    Your execution of the subscription agreement is a binding offer to buy units in the partnership. Once you subscribe for units, you will not be able to revoke your subscription.

        The partnership's ability to diversify risks depends upon the number of units issued and the availability of suitable prospects.    We intend to spread the risk of oil and natural gas drilling and ownership of interests in oil and natural gas properties by purchasing working interests in multiple prospects, often participating as a minority working interest owner with major and independent oil and gas companies as partners. If the partnership is subscribed at the minimum level, it will be required to purchase smaller interests in prospects and be able to participate in fewer prospects, which would increase the risk to the partners. As the partnership size increases, the diversification of the partnership will increase because the partnership can obtain interests in and drill on a greater number of prospects. However, if we are unable to secure sufficient attractive prospects for a larger partnership, it is possible that the average quality of the partnership prospects could decline. In addition, greater demands will be placed on our management capabilities in the event of a larger partnership.

        Drilling prospects in one area may increase the partnership's risk.    To the extent that prospects are drilled in one area at the same time, this may increase the partnership's risk of loss. For example, if multiple wells in one area are drilled at approximately the same time, then there is a greater risk of loss if the wells are marginal or nonproductive since we will not be using the drilling results of one or more of those wells to decide whether or not to continue drilling prospects in that area or to substitute other prospects in other areas. This is compared with the situation in which we drill one well and assess the drilling results before we decide to drill a second well in the same area or to substitute a different prospect in another area.

        Lack of drilling rig availability may result in delays in drilling on partnership prospects.    Due to the recent increases in oil and natural gas prices in the United States, the amount of drilling activity within the United States and in U.S. waters has increased substantially. As a result of this increase in drilling activities, there may be shortages of drilling rigs available to drill on prospects we acquire. Such shortages could result in delays in the drilling of wells on such prospects and, therefore, delay the investor partners' ability to deduct intangible drilling costs in the year of their investment.

        If the partnership acquires prospects outside the United States, it will be subject to certain risks of international operations.    The partnership may acquire interests in oil and natural gas prospects located outside the United States. An investment in the units therefore may be subject to risks generally associated with conducting business in foreign countries, such as:

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  foreign laws and regulations that may be materially different from those of the United States;

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  changes in applicable laws and regulations;

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  challenges to or failure of title;

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  labor and political unrest;

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  foreign currency fluctuation;

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  changes in foreign economic and political conditions;

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  export and import restrictions;

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  tariffs, customs, duties and other trade barriers;

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  difficulties in staffing and managing foreign operations;

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  longer time periods in collecting revenues;

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  difficulties in collecting accounts receivable and enforcing agreements;

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  possible loss of properties due to nationalization or expropriation; and

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  limitations on repatriation of income or capital.

        In addition, in the event of a dispute, the partnership may be subject to the exclusive jurisdiction of foreign courts and agencies, or may not be successful in obtaining jurisdiction over foreign persons in state or federal courts in the United States. The partnership also may be hindered or prevented from enforcing its rights against foreign governments and their agencies because international law may grant foreign governments and their agencies immunity from our courts or prohibit us from bringing suit in their courts.

        The partnership may become liable for joint activities of other working interest owners.    The partnership will usually acquire less than the full working interest in prospects and, as a result, will engage in joint activities with other working interest owners. Additionally, it is expected that the partnership will purchase less than a 50% working interest in most prospects, with the result that someone other than the partnership or us may control such prospects. The partnership could be held liable for the joint activity obligations of the other working interest owners, such as nonpayment of costs and liabilities arising from the actions of the working interest owners. Full development of the prospects may be jeopardized in the event other working interest owners cannot pay their shares of drilling and completion costs.

        Other partnerships we sponsor will compete with the partnershis for prospects, equipment, contractors, and personnel.    We plan to offer interests in other partnerships to be formed for substantially the same purposes as those of this partnership. Therefore, multiple partnerships with unexpended capital funds, including partnerships formed before and after this partnership, may exist at the same time. Due to competition among the partnerships for suitable prospects and availability of equipment, contractors, and our personnel, the fact that partnerships previously organized by our affiliates and us may still be purchasing prospects when the partnership is attempting to purchase prospects may make the completion of prospect acquisition activities by the partnership more difficult. Furthermore, as we continue to sponsor more partnerships, both within the Reef Global Energy Ventures II program and in other capacities, we will need to increase our personnel in order to meet the staffing needs associated with our additional administrative responsibilities as managing partner of these partnerships. If we are unable to find suitable personnel to meet such needs, our ability to effectively manage the partnership could be impacted.

        Our past experience is not indicative of the results of this partnership.    Information concerning the prior drilling experience of previous partnerships sponsored by our affiliates and us, presented under the caption "Prior Activities" in the accompanying prospectus, does not indicate the results to be expected by this partnership.

        Because investors bear the partnership's acquisition, drilling and development costs, they bear most of the risk of non-productive operations.    Under the cost and revenue sharing provisions of the partnership agreement, we will share costs with you differently than the way we will share revenues with you.

Because investor partners will bear a substantial amount of the costs of acquiring, drilling and developing the partnership's prospects, investor partners will bear a substantial amount of the costs and risks of drilling dry holes and marginally productive wells.

        The partnership agreement prohibits your participation in the partnership's business decisions.    You may not participate in the management of the partnership's business. The partnership agreement forbids you from acting in a manner harmful to the business of the partnership. If you violate the terms of the partnership agreement, you may have to pay the partnership or other partners for all damages resulting from your breach of the partnership agreement.

        The partnership agreement limits our liability to you and the partnership and requires the partnership to indemnify us against certain losses.    We will have no liability to the partnership or to any partner for any loss suffered by the partnership, and will be indemnified by the partnership against loss sustained by us in connection with the partnership if:

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  we determine in good faith that our action was in the best interest of the partnership;

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  we were acting on behalf of or performing services for the partnership; and

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  our action did not constitute negligence or misconduct by us.

        Because we will act as general partner of several partnerships, other commitments may adversely affect our financial condition.    As a result of our commitments as general partner of several partnerships and because of the unlimited liability of a general partner to third parties, our net worth is at risk of reduction. Because we are primarily responsible for the conduct of each partnership's affairs, a significant adverse financial reversal for us could have an adverse effect on the partnership and the value of its units, and could impair our ability to fulfill our obligation to indemnify the additional general partners for certain losses.

        You should not rely on the financial status of other additional general partners as a limitation on your liability.    No financial information will be provided to you concerning any investor who has elected to invest in the partnership as an additional general partner. In no event should you rely on the financial wherewithal of additional general partners, including in the event we should become bankrupt or are otherwise unable to meet our financial commitments.

        Our obligations to purchase your units pursuant to the unit purchase program are limited and do not assure the liquidity of your investment.    The price we offer to pay to purchase units may not reflect their full value. Pursuant to the terms of our unit purchase program, during the first calendar quarter of the fifth calendar year following the date the offering for the partnership terminates and during the first calendar quarter of the following five years, investor partners (other than our affiliates) may request that we purchase all of their units pursuant to a pre-established formula. Our obligation to purchase units in the partnership pursuant to this program is limited to 5% of the outstanding units of the partnership in any given year, shall not exceed a total of $500,000 per year in the aggregate from all partnerships we sponsor and does not apply in the event the prices received from partnership wells have decreased by more than 20% from the prices received on December 31st of the prior year. This obligation is also subject to our ability to pay for the units at the time of the purchase request. Due to these limitations, the unit purchase program does not assure the liquidity of an investment in the units.

        Further, the price we pay for units pursuant to this program may not reflect the full value of the partnership's property or your units because of the difficulty in accurately estimating oil and natural gas reserves. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of the reserve estimate is a function of the quality of the available data and of engineering and geological interpretation and judgment. Also, the reserves and future net revenues are based on various assumptions as to oil and natural gas prices, taxes, development expenses, capital expenses, operating expenses and availability of funds. Any significant variance in these assumptions could materially affect the estimated quantity and/or value of the reserves. As a result, our estimates, which are based on findings by an independent petroleum expert, are inherently imprecise and may not correspond to realizable value. The price paid for your units and any revenues received by you before we purchase your units may not be equal to the purchase price of the units. Conversely, because the price we will pay for your units is a contractual price, it is not reduced by discounts such as minority interests and lack of marketability that generally are used to value partnership interests for tax and other purposes. See "Terms Of The Offering—Unit Purchase Program" in the accompanying prospectus.

        Lack of an independent underwriter may reduce the due diligence investigation conducted on the partnerships and us.    There has not been an extensive in-depth "due diligence" investigation of the existing and proposed business activities of the partnership and us that would be provided by independent underwriters. Our dealer manager, RSI, has an ongoing relationship with our affiliates and us. Furthermore, Michael J. Mauceli, our limited partner and the manager of our general partner, the Chief Executive Officer of RELP, and the sole shareholder, director and Chief Executive Officer of OREI, is the brother of Paul Mauceli, the sole shareholder, director and Chief Executive Officer of RSI. RSI's due diligence examination concerning the partnership cannot be considered to be independent or as comprehensive as an investigation that would be conducted by a broker-dealer that is involved in selling offerings of unaffiliated companies. See "Conflicts of Interest."

  Risks of Oil and Natural Gas Investments

        Oil and natural gas investments are highly risky.    The selection of prospects for oil and natural gas drilling, the drilling, ownership and operation of oil and natural gas wells, and the ownership of non-operating interests in oil and natural gas properties are highly speculative. There is a possibility you will lose all or substantially all of your investment in the partnership. We cannot predict whether any prospect will produce oil or natural gas or commercial quantities of oil or natural gas, nor can we predict the amount of time it will take to recover any oil or gas we do produce. Drilling activities may be unprofitable, not only from non-productive wells, but from wells that do not produce oil or natural gas in sufficient quantities or quality to return a profit. Delays and added expenses may also be caused by poor weather conditions affecting, among other things, the ability to lay pipelines. In addition, ground water, various clays, lack of porosity and permeability may hinder, restrict or even make production impractical or impossible.

        Drilling exploratory wells is riskier than drilling developmental wells.    At least 80% of the proceeds from the offering that are spent on drilling activities will be used for developmental or exploitation wells. No more than 20% of the proceeds from the offering that are spent on drilling activities will be used for exploratory wells. Drilling exploratory wells involves greater risks of dry holes and loss of the partners' investment than the drilling of developmental wells. Drilling developmental wells generally involves less risk of dry holes, although sometimes developmental acreage is more expensive and subject to greater royalties and other burdens on production. Drilling exploitation wells generally involves more risk than the drilling of developmental wells, but because the drilling of exploitation wells involves drilling within or attempting to extend a proven oil and gas reservoir, exploitation wells generally involve less risk than other exploratory wells. This investment is suitable for you only if you are financially able to withstand a loss of all or substantially all of your investment.

        The partnership may be required to pay delay rentals to hold drilling prospects, which may deplete partnership capital.    Oil and gas leases generally must be drilled upon by a certain date or additional funds known as delay rentals must be paid to keep the lease in effect. Delay rentals typically must be paid after the first year of entering into a lease if no production or drilling activity has commenced. If delay rentals become due on any property the partnership acquires, the partnership will have to pay its share of such delay rentals or lose its lease on the property. These delay rentals could equal or exceed the cost of the property. Further, payment of these delay rentals could seriously deplete the partnership's capital available to fund drilling activities when they do commence.

        Prices of oil and natural gas are unstable.    Global economic conditions, political conditions, and energy conservation have created unstable prices for oil and natural gas. Oil and natural gas prices may fluctuate significantly in response to minor changes in supply, demand, market uncertainty, political conditions in oil-producing countries, activities of oil-producing countries to limit production, global economic conditions, weather conditions and other factors that are beyond our control. The prices for domestic oil and natural gas production have varied substantially over time and may in the future decline, which would adversely affect the partnership and the investor partners. Prices for oil and natural gas have been and are likely to remain extremely unstable.

        Increases in drilling costs over recent periods may impact the profitability of the partnership's wells and the number of wells the partnership may drill.    There has been an increase in recent periods in the costs associated with the drilling of oil and natural gas wells. Specifically, the costs of drilling rigs, steel for pipelines, mud and fuel have risen in recent periods. Such increases could result in limiting the number of wells the partnership may drill as well as the profitability of each well once completed.

        Competition, market conditions and government regulation may adversely affect the partnership.    A large number of companies and individuals engage in drilling for oil and natural gas. As a result, there is intense competition for the most desirable prospects. The sale of any oil or natural gas found and produced by the partnership will be affected by fluctuating market conditions and regulations, including environmental standards, set by state and federal agencies. Governmental regulations may fix rates of production from partnership wells, and the prices for oil and natural gas produced from the wells may be limited. From time-to-time, a surplus of oil and natural gas occurs in areas of the United States. The effect of a surplus may be to reduce the price a partnership may receive for its oil or gas production, or to reduce the amount of oil or natural gas that the partnership may produce and sell.

        Environmental hazards and liabilities may adversely affect the partnership and result in liability for the additional general partners.    There are numerous natural hazards involved in the drilling of oil and natural gas wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. There are also hazards involved in the transportation of oil and natural gas from our wells to market. Such hazards include pipeline leakage and risks associated with the spilling of oil transported via barge instead of pipeline, both of which could result in liabilities associated with environmental cleanup. Uninsured liabilities would reduce the funds available to the partnership, may result in the loss of partnership properties and may create liability for you if you are an additional general partner. Although the partnership will maintain insurance coverage in amounts we deem appropriate, it is possible that insurance coverage may be insufficient. In that event, partnership assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

        The partnership may incur liability for liens against its subcontractors.    Although we will try to determine the financial condition of nonaffiliated subcontractors, if subcontractors fail to timely pay for materials and services, the properties of the partnership could be subject to materialmen's and workmen's liens. In that event, the partnership could incur excess costs in discharging the liens.

        Shut-in wells and delays in production may adversely affect partnership operations.    Production from wells drilled in areas remote from marketing facilities may be delayed until sufficient reserves are established to justify construction of necessary pipelines and production facilities. In addition, production from wells may be reduced or delayed due to seasonal marketing demands. Wells drilled for the partnership may have access to only one potential market. Local conditions, including closing businesses, conservation, shifting population, pipeline maximum operating pressure constraints, and development of local oversupply or deliverability problems could halt sales from partnership wells.

        The production and producing life of partnership wells is uncertain. Production will decline.    It is not possible to predict the life and production of any well. The actual lives could differ significantly from those anticipated. Sufficient oil or natural gas may not be produced for you to receive a profit or even to recover your initial investment. In addition, production from the partnership's oil and natural gas wells, if any, will decline over time, and does not indicate any consistent level of future production. This production decline may be rapid and irregular when compared to a well's initial production.

        Delays in the transfer of title to the partnership could place the partnership at risk.    Under certain circumstances, title to partnership properties will be held by us on the partnership's behalf. In other instances, title may not be transferred to us or the partnership until after a well has been completed. When this is the case, the partnership runs the risk that the transfer of title could be set aside in the event of the bankruptcy of the party holding title. In this event, title to the leases and the wells would revert to the creditors or trustee, and the partnership would either recover nothing or only the amount paid for the leases and the cost of drilling the wells. Assigning the leases to the partnership after the wells are drilled and completed, however, will not affect the availability of the tax deductions for intangible drilling costs since the partnership will have an economic interest in the wells under the drilling and operating agreement before the wells are drilled. See "PROPOSED ACTIVITIES—Title to Properties" in the accompanying prospectus.

        Extreme weather conditions may adversely affect drilling and production operations and distributions.    The partnership may conduct drilling and production operations in the Gulf of Mexico and the Gulf Coast regions of Louisiana and Texas. These regions are susceptible to extreme weather conditions, especially those associated with hurricanes. In the event of a hurricane and related storm activity, such as windstorms, storm surges, floods and tornados, the partnership's operations in the region may be adversely affected. The occurrence of a hurricane or other extreme weather may harm or delay the partnership's operations and distribution of revenues, if any.

        Our dependence on third parties for the processing and transportation of oil and gas may adversely affect the partnership's revenues and distributions.    We rely on third parties to process and transport oil and gas produced by wells in which the partnership participates. In the event a third party upon which we rely is unable to provide transportation or processing services, and another third party is unavailable to provide such services, then the partnership will be unable to transport or process the oil and gas produced by the affected wells. In such an event, revenues to the partnership and distributions to the partners may be delayed.

  Tax Risks

        Tax treatment may change.    The tax treatment currently available with respect to oil and natural gas exploration and production may be modified or eliminated on a retroactive or prospective basis by future legislative, judicial, or administrative actions.

        We cannot assure that intangible drilling costs will be incurred and deductible by investors in the year the partnership is formed.    The IRS requires that, among other things, in order for intangible drilling and development costs ("IDC") to be deductible in a specific tax year, the wells in which the partnership participates and to which the prepaid IDC relates must be identified by the end of the tax year and spudded no later than 90 days thereafter. The partnership may not expend or contract to expend any of its capital contribution in the year in which it is formed. In addition, the partnership may not identify any wells by the end of the tax year in which it is formed or spud any identified wells within 90 days after the end of the tax year. As a result, the partnership's subscriptions, and therefore your investment in the partnership, may not result in IDC deductible in the year in which the partnership is formed.

        Tax treatment depends upon partnership classification.    Tax counsel has rendered its opinion to us that the partnership will be classified for federal income tax purposes as a partnership and not as an association taxable as a corporation or as a "publicly traded partnership." This opinion is not binding on the IRS or the courts, and an advance ruling will not be sought from the IRS as to the classification of the partnership for federal income tax purposes. The IRS could assert that the partnership should be classified as a "publicly traded partnership," which is taxable as a corporation. This would mean that any income, gain, loss, deduction, or credit would remain at the partnership level and not flow through to you; that the income of the partnership would be subject to corporate tax rates at the entity level; and that distributions to you might be considered dividend distributions that would be subject to additional federal income tax at your level.

        Tax liabilities may exceed cash distributions.    You may be required to pay federal income tax based upon your distributive share of partnership taxable income for any year in an amount exceeding the cash distributed to you by the partnership. You must include in your own return for a taxable year your share of the items of the partnership's income, gain, profit, loss, deduction, and credit for the year, whether or not cash proceeds are actually distributed to you.

        Tax treatment will differ for additional general partners and limited partners.    With certain limited exceptions, partnership income, losses, gains, and deductions allocable to a limited partner will be subject to the passive activity rules. As a result, the expenses and deductions allocated to a limited partner may only be used to offset other passive income the partner may have. Therefore, an investment as a limited partner may not be advisable for you if you do not anticipate having current taxable income from passive trade or business activities. You will not be able to currently utilize any passive losses generated by the partnership unless you also receive passive income.

        Additional general partner interests will generally not be subject to the passive activity rules discussed above. Thus, the expenses and deductions allocated to a general partner may be used to offset other taxable income a partner may have. Therefore, an investment as an additional general partner in the partnership may not be advisable for you if your taxable income from all sources is not recurring or is not normally subject to the higher marginal federal income tax rates.

        If you invest as an additional general partner, you will have the right to convert your general partner interests into limited partner interests, subject to certain limitations. However, all general partner interests held by investors will be converted into limited partner interests as soon as practicable after the end of the year in which drilling by the partnership has been completed. After this conversion, gain will be recognized to the extent that any liabilities of which an additional general partner is considered relieved due to the conversion exceed his adjusted basis in his partnership interest. In addition, subsequently allocable items of income and gain to the former general partner will be treated as non-passive, while losses and deductions will be limited under the passive loss rules.

        Audits of the partnership's tax returns could result in increased taxes due by the partners or audits of partners' individual tax returns.    It is possible that the IRS will audit the partnership's returns. If an audit occurs, tax adjustments might be made that would increase the amount of taxes due or increase the risk of audit of your individual tax returns. If additional tax is owed, you may also owe penalties and interest in addition to the tax. Costs and expenses may be incurred by the partnership in contesting any audit adjustments. The cost of responding to audits of your tax returns will be borne solely by you.

        A material portion of your subscription proceeds is not currently deductible.    A material portion of the subscription proceeds of the partnership will be expended for cost and expense items that will not be currently deductible for federal income tax purposes.

        The IRS could challenge the partnership's deductions for prepayment of drilling costs.    Some drilling cost expenditures may be made as prepayments during a year for drilling and completion operations that in large part may be performed during the following year. All or a portion of these prepayments may be currently deductible by the partnership if:

  •
  drilling on the well to which the prepayment relates occurs within 90 days after the end of the year the prepayment is made;

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  the payment is not a mere deposit; and

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  the payment serves a business purpose or otherwise satisfies the clear reflection of income rule.

        The partnership could, however, fail to satisfy the requirements for current deduction of prepaid intangible drilling and development costs, and the IRS may challenge the timing of the deduction of these prepayments. If a challenge were successful, you could owe additional tax and penalties and interest for the years in which the deductions are disallowed. The challenged prepaid expenses would be deductible in the tax year in which the services under the drilling contracts are actually performed, rather than the tax year in which the payment was made.

        The partnership's classification of a cost as an intangible drilling and development cost is not binding on the IRS. The IRS may reclassify an item classified by the partnership as an intangible drilling and development cost as a cost that must be capitalized. To the extent not deductible, the reclassified amounts will be included in the partnership's basis in mineral property and in your basis in your interest in the partnership.

        There are risks associated with partnership borrowings.    We are authorized to cause the partnership to obtain additional loans from banks or other financial sources, or from us or our affiliates, provided that the total amount of such loans may not in the aggregate exceed 25% of the capital contributions to the partnership without the consent of the investor partners. Your share of revenue applied to the repayment of loans will be included in your taxable income. Although such income may be offset in part by deductions for depletion, cost recovery, depreciation, and intangible drilling costs, such loans could cause you to become subject to an income tax liability in excess of the amount of cash distributions you receive from the partnership.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements that involve risks and uncertainties. You should exercise extreme caution with respect to all forward-looking statements made in this prospectus. Specifically, the following statements are forward-looking:

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  statements regarding our overall strategy for acquiring prospects including our intent to co-invest with major independent oil companies and our intent to diversify our investments;

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  statements estimating any number or specific type or size of prospects we may acquire or size of the interest we may acquire in such prospects;

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  statements regarding the state of the oil and gas industry and the opportunity to profit within the oil and gas industry, our competition, pricing, level of production, or the regulations that may affect us;

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  statements regarding the plans and objectives of our management for future operations, including, without limitation, the uses of partnership funds and the size and nature of the costs we expect to incur and people and services we may employ;

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  any statements using the words "anticipate," "believe," "estimate," "expect" and similar such phrases or words; and

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  any statements of other than historical fact.

        We believe that it is important to communicate our future expectations to our investors. Forward-looking statements reflect the current view of management with respect to future events and are subject to numerous risks, uncertainties and assumptions, including, without limitation, the factors listed above in the section captioned "RISK FACTORS." Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Should any one or more of these or other risks or uncertainties materialize or should any underlying assumptions prove incorrect, actual results are likely to vary materially from those described herein. There can be no assurance that the projected results will occur, that these judgments or assumptions will prove correct or that unforeseen developments will not occur.

        We do not intend to update our forward-looking statements. All subsequent written and oral forward-looking statements attributable to persons acting on our behalf or us are expressly qualified in their entirety by the applicable cautionary statements.

TERMS OF THE OFFERING

General

        We are sponsoring Reef Global Energy VIII, L.P., a Nevada limited partnership, which we refer to in this prospectus supplement as the "partnership." We intend to offer interests in the partnership, beginning on the date of this prospectus supplement. In this partnership, we are offering a maximum of $50,000,000 of partnership interests. We will determine the maximum offering amount in each other partnership prior to the beginning of its offering period, but in no event will we offer for sale units in a partnership in which the maximum offering amount is less than $25 million or more than $50 million. Units are being offered at an offering price of $25,000 per unit. The minimum required subscription per investor is two-fifths unit ($10,000). Additional purchases above such minimum may be made in increments of $1,000.

        The partnership will be formed promptly after subscriptions have been accepted for at least 40 units ($1,000,000). As long as at least a total of 40 units are sold in the partnership, without regard to units bought by our affiliates and us, and at least one of such units is a unit of limited partner interest, including units we buy, there is no minimum number of additional general partner or limited partner units that must be sold. We will buy at least 5% of the partnership's units. These units may be either additional general partner interests or limited partner interests. Our affiliates and we may, in our respective discretion, subscribe for additional units. We will not form the partnership until subscriptions have been accepted for at least 40 units, without regard to units subscribed for by our affiliates and us.

        The price to be paid by us for our minimum subscription, and the price to be paid by our affiliates and us for additional units that any of us may subscribe for, if any, is the same price per unit to be paid by investors, net, however, of organization and offering costs (including commissions) and our management fee. This means we will pay 85% of the offering price for each unit we purchase, or $21,250 per unit. We and/or our affiliates will be entitled to the same ratable interest per unit purchased in the partnership as other unit holders. All units purchased by our affiliates and/or us will be made for investment purposes only and not with a view toward redistribution or resale.

Offering Period

        The offering period for the partnership began on the date of this prospectus supplement and may be terminated at any time after the minimum number of units (40) has been subscribed for in the partnership, without regard to units purchased by our affiliates and us. Unless we elect to terminate the partnership's offering period before the maximum number of units in the partnership has been subscribed for, the offering period for the partnership will terminate on December 31, 2006.

Election to Purchase Units As a Limited Partner and/or Additional General Partner

        You may elect to purchase units as a limited partner and/or as an additional general partner, by purchasing units of limited partner interest or units of general partner interest. The partnership is offering for sale 1,600 additional general partner units and 400 limited partner units. As long as at least a total of 40 units are sold in the partnership, and at least one of such units is a unit of limited partner interest, including units we buy, there is no minimum number of additional general partner or limited partner units that must be sold.

Subscriptions for Units; Escrow Account

        Subscriptions for units are payable in cash upon subscription. Checks for units should be made payable to "Bank of Texas, N.A., Escrow Agent for Reef Global Energy VIII, L.P." and should be given to your broker for submission to the dealer manager and escrow agent.

        Your execution of the subscription agreement, or the execution of the subscription agreement by your authorized representative in the case of fiduciary accounts, constitutes a binding offer to buy units in the partnership and an agreement to hold the offer open until the subscription is accepted or rejected by us. Once you subscribe for units, you will not have any revocation rights, unless otherwise provided by state law. We will not complete the sale of units until at least five business days after you have received a copy of the final prospectus for the offering. Upon completion of the sale of your units, we will send you a written confirmation of your purchase.

        We may refuse to accept any subscription without liability to the subscriber. We may reject a subscription if, for example, the prospective investor does not satisfy the suitability standards described below or if the subscription is received after the offering period has terminated. The execution of the subscription agreement and its acceptance by us also constitute the execution of the partnership agreement and an agreement to be bound by its terms as a partner, including the granting of a special power of attorney to us appointing us as the partner's lawful representative to make, execute, sign, swear to, and file a Certificate of Limited Partnership, governmental reports, certifications, contracts, and other matters.

        Subscription proceeds of the partnership will be held in a separate interest-bearing escrow account with Bank of Texas, N.A, as escrow agent until at least 40 units in the partnership have been subscribed for, without regard to units subscribed for by our affiliates and us. If the minimum number of units in the partnership is not subscribed for prior to the termination of the partnership's offering period, the partnership will not be formed, and the escrow agent will promptly return all subscription proceeds to subscribers in full, with any interest earned on the subscriptions. In no event will investor's funds be held in escrow for more than one year. If at least 40 units have been subscribed for during the partnership's offering period, then we may direct the escrow agent to disburse the funds in the escrow account, in whole or in part, at any time during the remainder of the partnership's offering period, and to pay to us all funds in the escrow account upon termination of the partnership's offering period. After at least the minimum subscription proceeds are transferred to the partnership's account, the partnership may begin its activities, including drilling to the extent the prospects have been identified in a supplement to the prospectus.

        Subscriptions will not be commingled with our funds or the funds of our affiliates, nor will subscriptions be subject to the claims of our creditors or those of our affiliates. Subscription proceeds will be invested during the offering period only in short-term institutional investments comprised of or secured by securities of the U.S. government, which are deemed permissible under Rule 15c2-4 promulgated by the Securities and Exchange Commission. Interest accrued on subscription funds prior to closing of the offering and funding of the partnership will be allocated pro rata to the respective subscriber.

Formation of the Partnership

        The partnership will be formed pursuant to the Nevada Uniform Limited Partnership Act (the "Act") promptly upon reaching the minimum subscription level of 40 units ($1,000,000). The escrow agent will partially fund the partnership by releasing the funds held in escrow on our request after the minimum subscription level has been reached, and will continue to partially fund the partnership by releasing subsequent subscription funds to the partnership on a regular basis. Upon termination of the offering period the escrow agent will complete the partnership funding and the escrow account will be closed.

        The partnership is and will be a separate and distinct business and economic entity from every other Reef Global Energy Ventures II partnership. Thus, the investor partners in one partnership will be partners only of that partnership in which they specifically subscribe and will not have any interest in any of the other partnerships. Therefore, they should consider and rely solely upon the operations and success of their own partnership in assessing the quality of their investment. The performance of this partnership will not be impacted by the performance of other partnerships. Investor partners will not have any interest in any of our affiliates or us other than the interest held in the partnership in which they specifically subscribe.

        Upon funding of the partnership, we will deposit the subscription funds in interest-bearing accounts or invest such funds in the partnership's name in short-term highly-liquid securities where there is appropriate safety of principal, until the funds are required for partnership purposes. Interest earned on amounts so deposited or invested will be credited to the accounts of the partnership.

        We anticipate that within 12 months following the termination of the partnership's offering period all subscriptions will have been expended or committed for partnership operations. Unless we determine that it is prudent for the partnership to set aside funds for working capital, contingencies, or any other matter, any unexpended and/or uncommitted subscriptions at the end of such 12-month period will be returned pro rata to the investor partners and we will reimburse such partners for organization and offering costs allocable to the return of capital.

        We will file a Certificate of Limited Partnership and any other documents required to form the partnership with the State of Nevada. We also will take all other actions necessary to qualify the partnership to do business as a limited partnership or cause the limited partnership status of the partnership to be recognized in any other jurisdiction where the partnership conducts business.

Types of Units

        You May Choose to Be a Limited Partner and/or an Additional General Partner.    You may purchase units as a limited partner and/or as an additional general partner. Although income, gains, losses, deductions, and cash distributions allocable to the investor partners are generally shared pro rata based upon the amount of their subscriptions, there are material differences in the federal income tax effects and the liability associated with these different types of units. Any income, gain, loss, or deduction attributable to partnership activities will generally be allocable to the partners who bear the economic risk of loss with respect to the activities. Additional general partners generally will be permitted to offset partnership losses and deductions against income from any source. Limited partners generally will be allowed to offset partnership losses and deductions only against passive income.

        Each investor must indicate the number of limited partner units or additional general partner units subscribed for and fill in the appropriate line on the investor signature page of the subscription agreement. If you fail to indicate on the subscription agreement a choice between investing as a limited partner or as an additional general partner, we will not accept the subscription and will promptly return the subscription agreement and the tendered subscription funds to you.

        Limited Partners.    The liability of a limited partner of the partnership for the partnership's debts and obligations will be limited to that partner's capital contributions, his share of partnership assets, and the return of any part of his capital contribution. Under Nevada law, a limited partner is liable for all or part of a returned capital contribution as follows:

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  For a period of one year after the termination of the partnership, if the limited partner received the return of any part of his capital contribution without violation of the partnership agreement or the Act, the limited partner's liability is limited to the amount necessary to discharge the limited partner's liabilities to creditors who extended credit to the partnership during the period the capital contribution was held by the partnership.

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  For a period of six years after the termination of the partnership, if the limited partner has received the return of any part of his contribution in violation of the partnership agreement or the Act, he may be liable for the entire amount of the wrongfully returned capital contribution.

        General Partners.    The general partners of the partnership will consist of Reef as managing general partner and each investor purchasing units of general partner interest. Each additional general partner will be fully liable for the debts, obligations and liabilities of the partnership individually and as a group with all other general partners as provided by the Act to the extent liabilities are not satisfied from the proceeds of insurance, from indemnification by us, or from the sale of partnership assets. See "RISK FACTORS." While the activities of the partnership will be covered by substantial insurance policies and indemnification by us (see "PROPOSED ACTIVITIES—Insurance" and "SUMMARY OF PARTNERSHIP AGREEMENT—Indemnification" in the accompanying prospectus), the additional general partners may incur personal liability as a result of the activities of the partnership that are not covered by insurance, partnership assets, or indemnification.

        Conversion of Units by Additional General Partners and Us.    We will convert all units of general partner interest of the partnership into units of limited partner interest as soon as practicable after the end of the year in which drilling by the partnership has been completed. While we anticipate that such conversion will typically occur during the partnership's second year, it is possible that drilling activities will continue in subsequent years, resulting in additional general partners retaining unlimited liability during such periods. Additional general partners may, however, upon written notice to us, and except as provided below and in the partnership agreement, convert their interests into limited partner interests of the partnership:

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  at any time after one year following the closing of the offering of the partnership and the disbursement to the partnership of the proceeds of the offering; and

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  at any time within the 30-day period prior to any material change in the amount of the partnership's insurance coverage.

        Upon conversion, an additional general partner of the partnership will become a limited partner of the partnership. Conversion will not be permitted if it will cause a termination of the partnership for federal income tax purposes.

        Conversion of an additional general partner to a limited partner in the partnership will not be effective until we file an amendment to the partnership's Certificate of Limited Partnership. We are obligated to file an amendment to the partnership's Certificate at any time during the full calendar month after receiving the required notice of the additional general partner requesting conversion, as long as the conversion will not result in a termination of the partnership for tax purposes. A conversion made in response to a material change in the partnership's insurance coverage will be made effective prior to the effective date of the change in insurance coverage. After the conversion of his general partner interest to that of a limited partner, each converting additional general partner will continue to have unlimited liability for partnership liabilities arising prior to the effective date of such conversion, and will have limited liability to the same extent as limited partners for liabilities arising after conversion to limited partner status is effected.

        Except with respect to units we buy in the partnership for cash, we are not entitled to convert our interests into limited partner interests. Limited partners do not have any right to convert their units into units of additional general partnership interest.

Unit Purchase Program

        During the first calendar quarter of the fifth calendar year after the partnership closes, and during the first calendar quarter of the following five years, you may request that we or one of our affiliates purchase your units subject to the terms and conditions set forth below. We may extend the date on which the unit purchase program will expire in our sole discretion. You will have the option to present to us your units for purchase or to keep your units in your sole discretion. We will be obligated to purchase the units presented to us pursuant to the terms described below unless our borrowing capacity is insufficient to make the purchase, if we are precluded by any law, rule, regulation, contract, agreement or other restriction from doing so or if the purchase might cause the partnership to terminate or be treated as a publicly traded partnership for tax purposes.

        Our obligation to purchase units presented to us is limited to no more than 5% of the units in the partnership outstanding as of January 1st of the year to which the purchase obligation relates (although we may choose to purchase more than 5% of the units in our sole discretion); provided however, that the total amount we or our affiliates are required to purchase in any calendar year shall in no event exceed $500,000 in the aggregate for all partnerships we sponsor. Furthermore, if subsequent to December 31st of the year immediately preceding the year in which the unit purchase obligation is being exercised, the price of oil or gas received by the partnership from its wells decreases by 20% or more compared to the price received as of that date, then we may, in our sole and absolute discretion, refuse to purchase units in the partnership. We will not purchase units held by our affiliates or us as part of this unit purchase program.

        During the first calendar quarter of each of the years during which this unit purchase program is in place, each investor partner may request in writing that we purchase all, but not less than all, of his units for cash. Upon receipt of such written notification, we will notify you of the amount that our affiliate or we will pay for your units prior to June 30th of each year, and you will have 20 days from the date of receipt of that notice to elect whether to sell us your units at that price. If a greater number of units are presented than we are required to purchase in any given year, the units we will purchase will be selected by lot or by such other method as we determine reasonable. We will give priority to investor partners who own less than one full unit in the partnership in the event more units are presented than we are required to purchase. You will not receive any priority in subsequent years in the event we fail to purchase your units in an earlier year.

        The purchase price for your units will be the pro rata share represented by your units of the sum of:

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  70% of the value of future net revenues attributable to proved developed producing reserves of the partnership and 50% of the value of future net reserves attributable to proved developed non-producing reserves of the partnership, as such reserves are determined by an independent expert we select and after such value has been discounted as described below;

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  cash on hand;

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  prepaid expenses and accounts receivable less a reasonable amount for doubtful accounts; and

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  the estimated market value of all assets not separately specified above, determined in accordance with standard industry valuation procedures, less the share of the partnership's debts, expenses and obligations of all kinds incurred and then allocable to those units.

        The purchase price will be determined as of December 31st of the year immediately preceding the year in which the unit purchase obligation is being exercised. Any cash distributions made to investor partners after December 31st and before the date of purchase attributable to the units being purchased in the unit purchase program will be deducted from the purchase price of the units. The effective date of any such sale for purposes of determining such deduction will be determined to be the day on which our affiliate or we tender payment of the purchase price, as the case may be.

        In order to compute the price to be paid upon the purchase of interests, the partnership will cause an independent expert to estimate annually the future net revenues attributable to the partners' units in the partnership's proved reserves based upon the then current costs and pricing for oil and gas as of December 31st of the year immediately preceding the year in which the unit purchase obligation is being exercised. Such future net revenues attributable to proved reserves will first be adjusted by the independent expert to reflect the risks of production and development of such reserves and any other economic contingencies that normally would be encountered by a purchaser of proved reserves and will then be discounted to present value at a rate equal to 10%. If you sell your units, you will not be entitled to any future partnership distributions after the date on which payment of the purchase price is tendered to you.

        Although we anticipate that our financial resources, including our borrowing capabilities, will be sufficient to meet our purchase obligations under this unit purchase program, we cannot assure you that contingencies will not arise which will require funding beyond our resources. Therefore, we cannot assure you that either our affiliates or we will have sufficient funds available to meet our obligations under the unit purchase program. Furthermore, in the event we assign or transfer our interest as managing general partner in the partnership, the new managing general partner will also assume the obligation to purchase your units pursuant to the terms of the unit purchase program. We cannot assure you that any replacement managing general partner will have the financial resources necessary to meet these obligations.

        If you sell your units under the unit purchase program, you may receive more or less total consideration than you would receive if you did not elect to sell your units, and depending on the success of the partnership's activities and the timing of the sale, you may realize a gain or loss upon such sale. Appraisals of future net recoverable reserves of oil and gas and estimates of future net revenues to be received from such reserves are based on variable and uncertain factors and assumptions, including the price at which production can be sold, and amounts of actual production and net revenues will vary from the estimates. Estimates made during the first few years of production from a property will be based on relatively little production history and generally are less reliable than estimates based on a longer production history. Accordingly, reserve estimates and estimates of future net reserves from production are likely to vary from year to year. For these and other reasons, the price paid for purchased interests may be less than the fair market value or initial price of such units.

        The sale of units through this unit purchase program will be a taxable event to the selling investor partners. We will comply with all applicable federal securities laws when meeting our repurchase obligations pursuant to this unit purchase program.

Termination; Waiver

        We reserve the right, in our sole discretion, to abandon or terminate the offering at any time during the offering period, to reject all or part of any subscription from any potential investor for any reason and, in the event that the offering is oversubscribed, to allot a lesser number of units than are subscribed by any method that we deem appropriate. We are not obligated to accept subscriptions in the order in which they are received. We also reserve the right to waive any individual subscription requirement. If the offering is terminated for any reason or if a subscriber's subscription is not accepted, we will cause all funds to be refunded promptly to the affected subscribers, with interest.

Investor Suitability

        We and each person selling units will make every reasonable effort to determine that the purchase of units is a suitable and appropriate investment for each prospective investor, based on the investor's investment objectives and financial situation, regardless of the investor's income or net worth. Furthermore, the dealer manager or we, before accepting a subscription, will make reasonable efforts to see that the prospective investor:

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  can reasonably benefit from the partnership based on the investor's investment objective and portfolio structure;

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  is able to bear the economic risk of the investment based on the investor's overall financial situation; and

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  has an apparent understanding of: the fundamental risks of the investment; the risk that he may lose his entire investment; the lack of liquidity of the units; the restrictions on transferability of the units; our background and qualifications; the tax consequences associated with an investment in either additional general partner interests or limited partner interests; and the unlimited liability associated with an investment in additional general partner interests.

        Both each person selling units and we will maintain records regarding the suitability of investors for at least six years.

        General Suitability Requirement.    Units, including fractional units, will be sold only to an investor who has either:

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  a minimum net worth of $225,000; or

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  a minimum net worth of $60,000 and minimum annual gross income of at least $60,000.

        Net worth shall be determined exclusive of home, home furnishings and automobiles. In addition, units will be sold only to an investor who makes a written representation that he is the sole and true party in interest and that he is not purchasing for the benefit of any other person, or that he is purchasing for another person who meets all of the conditions set forth above.

        Additional Requirements for Purchasers in Certain States.    Additional suitability requirements are applicable to residents of certain states where the offer and sale of units are being made as set forth below.

        California residents generally may not transfer units without the consent of the California Commissioner of Corporations.

        Arizona, Michigan, Ohio, Pennsylvania and Vermont investors are not permitted to invest in the units if the dollar amount of the investment is equal to or more than 10% of their net worth, exclusive of home, home furnishings and automobiles. Kansas investors are advised to limit their investment in the units and similar oil and gas programs to no more than 10% of their liquid net worth.

        New Hampshire residents purchasing either limited or additional general partner interests must:

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  have a net worth, exclusive of home, home furnishings and automobiles of $250,000; or

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  have a net worth, exclusive of home, home furnishings and automobiles of $125,000 and $50,000 of taxable income.

        Purchasers of Limited Partner Interest.    A resident of California who subscribes for units of limited partner interest must meet one of the following requirements:

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  have net worth of not less than $250,000, exclusive of his home, home furnishings, and automobiles, and expect to have annual gross income in the year of his investment of $65,000 or more;

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  have net worth of not less than $500,000, exclusive of his home, home furnishings, and automobiles;

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  have net worth of not less than $1,000,000; or

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  expect to have annual gross income in the year of his investment of not less than $200,000.

        An Ohio resident must have either:

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  a net worth of not less than $330,000; or

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  a minimum annual gross income of $85,000 and a minimum net worth of not less than $85,000.

        A Michigan or North Carolina resident must have either:

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  a net worth of not less than $225,000, exclusive of his home, home furnishings, and automobiles; or

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  a net worth of not less than $60,000, exclusive of his home, home furnishings, and automobiles, and estimated taxable income of $60,000 or more in the year of his investment without regard to an investment in a partnership.

        Purchasers of Additional General Partner Interest.    Except as otherwise provided below, a resident of Alabama, Alaska, Arizona, Arkansas, Indiana, Idaho, Iowa, Kentucky, Maine, Massachusetts, Minnesota, Nebraska, Nevada, New Mexico, North Carolina, Oklahoma, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming who subscribes for units of additional general partner interest must represent that he either:

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  has minimum net worth, exclusive of his home, home furnishings and automobiles, of $225,000 without regard to the investment in the program and a minimum annual gross income of $100,000 or more for the current year and for the two previous years;

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  has minimum net worth in excess of $1,000,000, inclusive of home, home furnishings and automobiles;

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  has minimum net worth in excess of $500,000, exclusive of home, home furnishings and automobiles; or

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  has minimum annual gross income in excess of $200,000 in the current year and the two previous years.

        If the investor is a resident of Kansas, Michigan, Mississippi, Missouri, Oregon or South Dakota, he must represent that he either:

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  has minimum net worth, exclusive of his home, home furnishings and automobiles, of $225,000 without regard to investment in the partnership and a taxable income of $60,000 or more for the previous year and the expectation of an annual taxable income of $60,000 or more for the current year and for the next succeeding year;

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  has minimum net worth in excess of $1,000,000, inclusive of home, home furnishings and automobiles;

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  has minimum net worth in excess of $500,000, exclusive of home, home furnishings and automobiles; or

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  has minimum annual gross income in excess of $200,000 in the current year and the two previous years.

        A resident of California or New Jersey who subscribes for units of general partner interest must either:

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  have net worth of not less than $250,000, exclusive of his home, home furnishings, and automobiles, and had during the last tax year, or expect to have during the current tax year, gross annual income of $120,000 or more;

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  have net worth of not less than $500,000, exclusive of his home, home furnishings, and automobiles;

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  have net worth of not less than $1,000,000; or

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  had during the last tax year, or expect to have during the current tax year, gross annual income of not less than $200,000.

        A resident of Ohio who subscribes for units of additional general partner interest must represent that he either:

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  has minimum net worth, exclusive of his home, home furnishings and automobiles, of $330,000 without regard to the investment in the program and a minimum annual gross income of $150,000 or more for the current year and for the two previous years;

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  has minimum net worth in excess of $1,000,000, inclusive of home, home furnishings and automobiles;

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  has minimum net worth in excess of $750,000, exclusive of home, home furnishings and automobiles; or

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  has minimum annual gross income in excess of $200,000 in the current year and the two previous years.

        Miscellaneous.    It is anticipated that the partnership will acquire interests in federal oil and gas leases. Subscriptions therefore will not be accepted from a person who is not an eligible citizen. In general, an eligible citizen is a citizen of the United States or who is otherwise eligible to be qualified to hold an interest in oil and gas leases on federal lands, including offshore areas, under federal laws and regulations in effect from time to time. Each subscriber must represent in writing that he or she is an eligible citizen.

        Transferees of units seeking to become substituted partners must also meet the suitability requirements discussed above, as well as the requirements for transfer of units and admission as a substituted partner imposed by the partnership agreement. These requirements apply to all transfers of units, including transfers of units by a partner to a dependent or to a trust for the benefit of a dependent or transfers by will, gift or by the laws of descent and distribution.

        Where any units are purchased by an investor in a fiduciary capacity for any other person, or for an entity in which such investor is deemed to be a "purchaser" of the subject units, all of the suitability standards set forth above will be applicable to such other person.

        You are required to execute your own subscription agreement. We will not accept your subscription agreement if it has been executed by someone other than you. In the case of fiduciary accounts, we will not accept any subscription from someone who does not have a legal power of attorney to sign on your behalf.

        For details regarding how to subscribe, see "INSTRUCTIONS TO SUBSCRIBERS" attached as Appendix C to the accompanying prospectus.

SOURCES OF FUNDS AND USE OF PROCEEDS

Sources of Funds

        Upon completion of the offering of units in the partnership, the sole funds available to the partnership will be the capital contributions of the partners, which will range from a minimum of $1,000,000 if the minimum subscription of 40 units is sold, without regard to purchases by our affiliates and us, to a maximum of $50,000,000 (2,000 units). The maximum aggregate capital contribution includes the purchase of units by our affiliates and us. We will purchase at least 5% of the units in the partnership at the offering price of $25,000 per unit, net of organization and offering costs (including commissions) and our management fee. There is no limit on the number of units our affiliates and we may elect to purchase in the partnership, and the number of units we purchase may vary.

Use of Proceeds

        In order to fund the partnership, a minimum of 40 units ($1,000,000) must be sold, without regard to purchases by our affiliates and us. The following table presents information regarding the financing of the partnership based upon the sale of 40 units ($1,000,000) and the sale of 2,000 units ($50,000,000), the minimum and maximum number of units, respectively, that can be sold for the partnership. We will receive a fee an amount equal to the difference between 15% of the subscriptions by investor partners to the partnership, all commissions payable to the dealer manager and organization and offering costs. This fee will be payable by the partnership in an amount not to exceed $1 million per year until such time as the fee has been paid in its entirety, and will not be deducted from the capital contributions of the investor partners, but will be paid by the partnership from funds otherwise available for distribution to the partners. If organization and offering costs exceed 4.5% of the subscription proceeds, we will pay the difference.

	Minimum Subscription (40 Units)		Percent	Maximum Subscription (2,000 Units)		Percent
Total partnership capital	$1,000,000		100%	$50,000,000		100%
Sale commissions	90,000	(1)	9%	4,500,000		9%
Other organization and offering costs	20,000	(1)	2%	1,000,000	(2)	2%

Amount available for investment	$890,000		89%	$44,500,000		89%

(1)
If the minimum number of units are sold in the partnership, it is likely that the sum of sales commissions and other organization and offering costs will exceed $110,000. As a result, we would receive only a minimal management fee and would be responsible for paying all organization and offering costs in excess of 4.5% of investor partner subscriptions.

(2)
Estimated.

Subsequent Sources of Funds

        As indicated above, it is anticipated that substantially all of the partnership's initial capital will be committed or expended following the offering of units in the partnership. Any future requirements for additional capital may have to be satisfied from partnership production or from borrowings to fund subsequent operations. See "ADDITIONAL FINANCING" and "RISK FACTORS—Special Risks of the Partnership—The partnership has limited external sources of funds, which could result in a shortage of working capital." Alternatively, the partnership could farm out or sell partnership properties.

PROPOSED ACTIVITIES

Introduction

        The partnership will be formed to drill, complete and own oil and natural gas properties. We may conduct partnership operations throughout the world, in such locations as we may deem advisable, but we will focus our drilling on properties located in the United States and in U.S. waters in the Gulf of Mexico. We intend for the partnership to acquire interests in oil and natural gas properties in which major or independent oil and gas companies also have interests. We believe that these acquisitions will enable the partnership to benefit from development and exploitation efforts conducted by such major companies. The partnership may, however, drill and own interests without such strategic partners.

        Risks may be spread to a limited extent by participating in drilling operations on a number of different prospects. Until the amount of funds to be available for the partnership's drilling activities is determined, the precise number of prospects cannot be determined and the drilling budget cannot be formulated.

        You should be aware that distributions will decrease over time due to the declining rates of production from wells. Changes in oil and natural gas prices will decrease or increase cash distributions. Distributions will be partially sheltered by the percentage depletion allowance. See "RISK FACTORS," "PRIOR ACTIVITIES," and "TAX CONSIDERATIONS—Summary of Conclusions," "—Intangible Drilling and Development Costs Deductions," "—Depletion Deductions," "—Partnership Distributions," and "—Partnership Allocations" in the accompanying prospectus.

        We have not pre-selected any prospects for the partnership. A "prospect" is generally defined as a contiguous oil and gas leasehold estate, or lesser interest in a leasehold estate, upon which drilling operations may be conducted. Depending on its attributes, a prospect may be characterized as an "exploratory," "exploitation" or "developmental" site. Generally speaking, exploratory drilling involves the conduct of either drilling operations in search of a new and yet undiscovered pool of oil and gas or, alternatively, drilling within a discovered pool with the hope of greatly extending the limits of the pool. In contrast, developmental drilling involves drilling to a known producing formation in a previously discovered field. The majority of the wells drilled by the partnership will be developmental and what we refer to as exploitation wells. An "exploitation well" is a well drilled within or as an extension of a proven oil and gas reservoir to the depth of a stratigraphic horizon known to be productive. Stratigraphic means a layer of rock with characteristics that differentiate it from the rocks above and below it. A "stratigraphic horizon" refers to that part of a formation or layer of rock with sufficient porosity and permeability to form a petroleum reservoir. At least 80% of the capital contributions to the partnership used in drilling activities will be devoted to the drilling of developmental and exploitation wells.

        It is anticipated that all prospects will be evaluated utilizing data provided to us by RELP or OREI, including well logs, production records from RELP's or OREI's and others' wells, seismic, geological and geophysical information, and such other information as may be available and useful. Both RELP and OREI are affiliates of us. See "MANAGEMENT" in the accompanying prospectus. In addition, prospects will be evaluated by petroleum engineers, geophysicists, and other technical consultants retained by us.

Proposed Drilling Locations

        Although we have not preselected any prospects, we presently intend to focus our drilling activities in Texas, Louisiana, Oklahoma, and the U.S. coastal waters in the Gulf of Mexico. According to the United States Energy Information Administration, in 2004 U.S. waters in the Gulf of Mexico accounted for 20% of the natural gas and 28% of the crude oil produced in the United States. The Federal offshore Gulf now leads any single state in crude oil production and ranks second to Texas in natural gas production. Proved reserves in the Gulf are approximately 10% of the total U.S. proved reserves of natural gas and 22% of the U.S. proved reserves of crude oil.

        Texas leads the states in both crude oil and natural gas production, and in both crude oil and natural gas proved reserves. Texas oil production in 2004 accounted for 20% of U.S. oil production, and its proved reserves of 4.6 billion barrels equals 22% of the U.S. total. Natural gas production in Texas for 2004 represented 24% of U.S. production, more than any other state and Federal offshore areas. Texas natural gas proved reserves of 50 trillion cubic feet equals 26% of the U.S. total. According to statistical data from the Railroad Commission of Texas, four of the state's top ten natural gas producing counties are located in South Texas.

        Louisiana is another prolific oil and natural gas producing area we intend to develop. The state ranked fourth in crude oil production in 2004, accounting for 5% of U.S. production. Louisiana's crude oil proved reserves of 427 million barrels rank eighth among the states and Federal offshore areas. Louisiana natural gas production ranked sixth among the states in natural gas production. Its natural gas reserves of approximately 9.5 trillion cubic feet is approximately 5% of the U.S. total.

        We may, from time to time, enter into arrangements with third parties through which we will receive the right to participate in prospects. Any fees paid for these participation agreements will be apportioned to our affiliates, including the Reef Global Energy Ventures II partnerships, on a pro rata basis. The total amount of a fee to be charged to each partnership cannot be determined until the offering period for all partnerships has terminated.

PLAN OF DISTRIBUTION

Distribution

        Units are being offered for sale through RSI, the dealer manager, as principal distributor, and through NASD-licensed broker-dealers. Units are being offered on a "best efforts minimum-maximum" basis, to a select group of investors who meet the suitability standards set forth under "TERMS OF THE OFFERING—Investor Suitability." "Best efforts minimum-maximum" means:

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  the various broker-dealers that will sell the units will not be obligated to sell or to purchase any amount of units, but will be obligated to make a reasonable and diligent effort (that is, their "best efforts") to sell as many units as possible; and

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  the offering of units in the partnership will not close unless the minimum number of units (40 units aggregating $1 million, without regard to purchases by our affiliates and us) is sold within the partnership's offering period.

        The term "maximum" refers to the $30 million maximum proceeds that can be raised with respect to the partnership. Sales of units will not be made to discretionary accounts without the prior specific written approval of each investor.

Relationship Between Dealer Manager and Us

        Michael J. Mauceli, the manager of our general partner, the sole shareholder, director and the Chief Executive Officer of OREI, and the Chief Executive Officer and manager of the general partner of RELP, is the brother of Paul Mauceli, the sole shareholder, director and Chief Executive Officer of RSI, the dealer manager for this offering.

Compensation

        In consideration for services to be rendered by the managing partner in managing the business of the partnership, the managing general partner shall receive a management fee. The management fee shall be an amount equal to the difference between 15% of the subscriptions by the investor partners to the partnership, and all commissions payable to the dealer manager, which shall in no event exceed 9% of total subscriptions, and organization and offering costs, which are estimated to be approximately $1,000,000, but which in no event will exceed 4.5% of total subscriptions of the investor partners in the partnership. In no event will total commissions, organization and offering costs and the management fee exceed an amount greater than 15% of total investor subscriptions.

        The management fee will be payable by the partnership monthly in an amount not to exceed $1 million per year until such time as the management fee has been paid in its entirety. The management fee payable during a particular partnership year will not be deducted from the capital contributions of the investor partners, but will be paid by the partnership from funds which would otherwise be available for distribution to the partners in the partnership during such partnership year, and in such monthly amounts as may be determined in the discretion of the managing partner. To the extent that the partnership has insufficient distributable funds during a particular partnership year to fully pay the amount of the management fee payable during the partnership year, then the amount of such unpaid management fee will be carried forward and payable in the next succeeding partnership year.

        As provided in the soliciting dealer agreements between the dealer manager and the various soliciting dealers, prior to the time that $1 million or more of subscription funds have been received and cleared from suitable investor partners in the partnership, Reef may advance to the various NASD-licensed broker-dealers from its working capital the sales commissions that would otherwise be payable in connection with subscription funds so received and cleared. In the event that the minimum sale of 40 units has not occurred as of such time as the offering terminates or we determine not to organize and fund the partnership for any reason, such broker-dealers that have been advanced commissions by us with respect to the sale of units in the partnership are required by the soliciting dealer agreements to return such commissions to us promptly.

        No sales commissions will be paid on sales of units to officers, directors, employees, or registered representatives of RSI or a soliciting dealer if RSI or such soliciting dealer, in its discretion, has elected to waive such sales commissions. Any units so purchased will be held for investment and not for resale.

        In no event will the total compensation to be paid to NASD members in connection with this offering, including without limitation, sales commissions, fees and expenses, exceed 10% of the proceeds received from the sale of the units plus an additional 0.5% for bona fide due diligence expenses.

Disciplinary Proceedings Regarding the Dealer Manager

        RSI has been the subject of three proceedings brought by state securities agencies (Texas in 1995, Illinois in 1996 and Wisconsin in 2004), alleging that certain general partnerships sold by it, which RSI maintains were not securities under either federal or state law, were securities requiring registration under such states' laws. In two of these cases (Texas and Illinois), RSI settled the cases, without admitting or denying the factual allegations of the relevant state securities administrators, and consented to settlements (in Texas a $15,000 payment and a 180 day probation, and in Illinois a $10,000 payment and a withdrawal of broker dealer registration, which has subsequently been reinstated). With respect to the Wisconsin matter, Wisconsin dismissed the proceeding and vacated the order issued by it. Also in 2004, RSI was fined $3,750 by New Hampshire for failure to timely file documentation regarding a corporate name change effected by RSI in 2003.

        In addition, RSI was censured in 1995 by the NASD and fined $2,500 for failure to maintain certain minimal net capital. In 2000, the NASD fined RSI $5,000 for failure to maintain a specific written policy regarding the NASD's continuing education policy, and in 2004 for failure to maintain specific written policies regarding the NASD's anti-money laundering policy and continuing education policy, for which RSI paid a fine of $17,500 without admitting or denying any of the NASD's factual allegations.

        In late 2004, RSI hired an attorney who now serves as the firm's full time chief compliance officer and believes that it now maintains all necessary policies and procedures to comply with applicable NASD rules and regulations.

Indemnification

        The dealer manager, soliciting dealers and we have agreed to indemnify one another against certain civil liabilities, including liability under the Securities Act. Members of the selling group may be deemed to be "underwriters" as defined under the Securities Act, and their commissions and other payments may be deemed to be underwriting compensation.

Qualification to Sell

        The dealer manager and any soliciting dealers may offer the units and receive commissions in connection with the sale of units only in those states in which it is lawfully qualified to do so.

Our Purchase of Units

        Our affiliates and we will purchase units in the partnership on the same terms and conditions as other investors, net of organizational and offering costs, including commissions, and our management fee (meaning we will pay $21,250 per unit). The purchase of units by us and/or our affiliates may not have the effect of allowing the offering of the partnership's units to be subscribed to the minimum subscription amount. Any units purchased by our affiliates and/or us will be held for investment and not for resale.

SALES LITERATURE

        RSI and other NASD-registered broker-dealers participating in this offering may utilize sales literature that discusses certain aspects of the program, including the following:

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  A brochure entitled "Diversified Energy Investment Solutions: Reef Global Energy Ventures II,"

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  A flyer entitled "Distributions to Investor Partners in Reef Global Energy Ventures Partnerships" and

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  Possibly other supplementary materials.

        We have not authorized the use of other sales material, and the offering of units may only be made by means of the prospectus and prospectus supplements. The sales material we use is subject to the following considerations:

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  It must be preceded or accompanied by the prospectus;

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  It is not complete;

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  It does not contain any material information that is not also set forth in the prospectus or a prospectus supplement; and

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  It should not be considered a part of or incorporated into the prospectus or the registration statement of which the prospectus is a part.

        You should only rely on the information contained in the prospectus and prospectus supplements when making a decision as to whether to purchase the units. We have not authorized anyone to provide you with information that is different than the information contained in the prospectus and prospectus supplements.